Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

INTERNAL CHARTER

1. CHARTER - The functioning of the Appointments and Corporate Governance Committee (“Committee”) of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2. The function of a Committee member is not delegable.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Stockholders’ Meeting. The Board of Directors may elect and remove members at any time.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3. RESPONSIBILITIES OF THE COMMITTEE - It is incumbent on the Committee to promote and exert circumspection in the discussions within the scope of the Board of Directors on matters relating to governance of the company, the Committee being responsible for the following assignments:

I - With respect to Corporate Governance guidelines:

a. On the basis of criteria pre-established by the Board of Directors, analyze and express an opinion on situations of potential conflict of interests between Board members and companies comprising the components of the Itaú Unibanco Conglomerate, particularly on situations arising from the outside activities conducted by Board members such as the participation of members of the Board or the Executive Board in statutory bodies of other companies which are not components of the Itaú Unibanco Conglomerate;

b. whenever deemed convenient, recommend to the Board of Directors changes in the make-up of the Board of Directors and the Committees which are subordinated to it;

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEEINTERNAL CHARTEROF ITAÚ UNIBANCO HOLDING S.A.	page 2

c. whenever deemed convenient, recommend to the Board of Directors changes in the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

II - With respect to guidelines for selection and appointment:

a. identify, analyze and propose candidates to the Board of Directors for introduction to the General Meeting, determining if the candidate shall be considered, if elected, an executive, non-executive or independent director;

b. periodically review the criteria for defining an independent, non-executive and executive director according to the governance principles and the applicable regulations, recommending to the Board of Directors any modifications necessary and reassessing the condition of each Board member in the light of the new criteria for independence which may eventually be established;

c. evaluate the functioning of the Board of Directors;

d. discuss and make recommendations on the succession of the Chairman or Co-chairmen of the Board of Directors and the Directors;

e. discuss and make recommendations on guidelines and processes for selection and appointment of the Chief Executive Officer;

f. discuss and make recommendations on the succession of the Chief Executive Officer; and

g. assist in the identification of the Board members qualified to fill vacancies on the Committees which are subordinated to the Board of Directors, including the Nomination and Corporate Governance Committee, it being incumbent on the Committee specifically to provide an opinion on the independence and financial specialization to the Audit Committee.

III - With respect to the guidelines for appraisal:

a. recommend processes for appraising the Board of Directors, Board members, Chairman or Co-chairmen of the Board, Committees and the Chief Executive Officer; and

b. give methodological and procedural support to the appraisal of the Board of Directors, Board members, Chairman or Co-chairmen of the Board, Committees and the Chief Executive Officer.

3.1. The Committee may engage outside consultants, ensuring the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS - The Committee shall meet at least annually upon the convening of its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least forty-eight (48) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEEINTERNAL CHARTEROF ITAÚ UNIBANCO HOLDING S.A.	page 3

4.2. The convening notice is waived for a meeting where all members of the Committee attend.

4.3. The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4. The members of the Committee shall attend, at least, seventy-five percent (75%) of the meetings held in each term of office.

4.5. The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed valid.

4.6. The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Executive Board and with the Board of Directors, whenever necessary, to review the strategic budgetary and investment guidelines.

5. DUTIES - In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards and respect and encourage good corporate governance practices in the Company, ensuring strict confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subject to the same duties as a Board member.

6. CONTINGENCIES NOT COVERED - Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

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